October 4, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	Unum Group
Form 10-K for the fiscal year ended December 31, 2006
File Number 001-11294

Dear Mr. Rosenberg:

As an additional response to your letter dated July 5, 2007, below is a revised response to your comment number 4 concerning our disclosure of our accounting policy for prepayments. Repeated for your convenience is your comment.

Financial Statements

Note 1 – Significant Accounting Policies, page 106

Mortgage Loans, page 106

4. Please provide us in disclosure type format your accounting policy for prepayments.

Response:

We propose to include in our 2007 Form 10-K the following additional investment disclosure in our significant accounting policies contained in Note 1.

Interest income on fixed maturity securities is recorded as part of net investment income when earned, using an effective yield method giving effect to amortization of premium and accretion of discount. Payment terms specified for fixed maturity securities and mortgage loans may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received.

Included within fixed maturity securities are mortgage-backed and asset-backed securities. We recognize investment income on these securities using a constant effective yield based on projected prepayments of the underlying loans and the estimated economic life of the securities. Actual prepayment experience is reviewed periodically, and effective yields are recalculated when differences arise between prepayments originally projected and the actual prepayments received and currently projected. The effective yield is recalculated on a retrospective basis, and the adjustment is reflected in net investment income.

Acknowledgement:

As requested in your July 5 letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss, please contact me at 423-294-1309.

Sincerely,

Robert C. Greving

Executive Vice President, Chief Financial Officer and Chief Actuary

cc:	Mr. Jim Atkinson
Division of Corporation Finance
United States Securities and Exchange Commission

Mr. Jim Peklenk
Division of Corporation Finance
United States Securities and Exchange Commission

Mr. John Gawaluck
Coordinating Partner
Ernst & Young LLP

2